SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                           For the month of: June 2004



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               ---                       ---

                               Given Imaging Ltd.
                               ------------------

The following exhibit is filed as part of this Form 6-K:


Exhibit    Description
------     -----------
A. Press release dated June 21, 2004, entitled "Given Imaging Ltd. Announces Exercise of Overallotment Option to Purchase 375,750 Ordinary Shares from Certain Selling Shareholders."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GIVEN IMAGING LTD.


Date:    June 22, 2004                By:     /s/ Zvi Ben David
                                          -----------------------------------
                                          Name:  Zvi Ben David
                                          Title: Vice President and
                                                 Chief Financial Officer